SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway, 32nd Floor

New York, New York 10006

(212) 930-9700

May 2, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attn: Charles Lee

Re:

Green Polkadot Box Incorproated (f/k/a Vault America, Inc.)

Form 8-K

Filed March 6, 2012

Form 10-Q for Fiscal Quarter Ended January 31, 2012

Filed March 13, 2012

File No. 333-74928

Dear Mr. Lee:

Green Polkadot Box Incorporated (f/k/a Vault America, Inc.), a Nevada corporation (the “Company”), is in receipt of your comment letter dated March 29, 2012 (the “Comment Letter”).  On April 11, 2012, the Company respectfully requested an extension to respond to the Comment Letter by May 3, 2012.  The Company is unable to meet the extended response date and respectfully requests a further extension of time to respond to the Comment Letter by May 15, 2012.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Respectfully Yours,

/s/ Jay K. Yamamoto for

Andrea Cataneo

Partner